SECURITIES AND EXCHANGE COMMISSION Washington, DC FORM U-6B-2 Certificate of Notification
Filed by a registered holding company or subsidiary thereof pursuant to Rule U-
20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Kansas City Power & Light Company ("KCP&L"), a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of securities ("draft", "promissory note"):

The State Environmental Improvement and Energy Resources Authority of the State of Missouri (the "Authority") issued $12,366,000 aggregate principal amount of Environmental Improvement Revenue Refunding Bonds (Kansas City Power & Light Company Project) Series 1993 (the "1993 Bonds"). The 1993 Bonds were issued in connection with the refunding of a portion of prior bonds by the Authority used to finance a portion of the costs of KCP&L's pollution control facilities at its Hawthorn station. The proceeds from the sale of the prior bonds were loaned to KCP&L, and KCP&L is required under the loan agreement with the Authority to make payments in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the 1993 Bonds.

The City of LaCygne, Kansas ("LaCygne") issued $35,922,000 aggregate principal amount of Environmental Improvement Revenue Refunding Bonds (Kansas City Power & Light Company Project) Series 1994 (the "1994 Bonds"). The 1994 Bonds were issued in connection with the refunding of a portion of prior bonds issued by LaCygne used to finance a portion of the costs of KCP&L's pollution control facilities at its LaCygne Station. KCPL has leased its undivided interest in certain facilities at LaCygne Station to LaCygne, and LaCygne has in turn subleased the facilities to KCPL under instruments dated February 1, 1994. KCPL is required under the sublease to make payments of subrentals in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the 1994 Bonds.

The City of Burlington, Kansas, ("Burlington") issued its Environmental Improvement Revenue Refunding Bonds, Series 1998C on August 11, 1998 (the "1998C Bonds"). The 1998C Bonds were issued in connection with the refunding of prior issuances of securities by Burlington used to finance a portion of the cost of acquisition, construction, installation and equipping of the undivided interest of KCP&L in certain air and water pollution control and solid waste disposal facilities at the Wolf Creek Generating Station. KCP&L has leased its undivided interest in certain facilities at Wolf Creek Generating Station to Burlington, and Burlington has in turn subleased the facilities to KCP&L under instruments dated August 1, 1998. KCP&L is required under the sublease to make payments of subrentals in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the bonds.

On September 1, 2004, the 1993 Bonds, 1994 Bonds and 1998C Bonds were purchased in lieu of redemption, and a remarketing of the bonds was consummated.

This Certificate of Notification is provided with respect to the remarketing of the 1993 Bonds, 1994 Bonds and 1998C Bonds to the extent that such remarketings may be deemed to be the renewal by KCP&L of a security within the meaning of the Public Utility Holding Company Act, as amended.

2.	Issue, renewal or guaranty:

The bonds were remarketed.

3.	Principal amount of each security:

The aggregate principal amounts of the 1993 Bonds, 1994 Bonds and 1998C Bonds are $12,366,000, $35,922,000 and $50,000,000, respectively.

4.	Rate of interest per annum of each security:

The interest rate on the 1993 Bonds is 4% from September 1, 2004 through the maturity date of January 2, 2012.

The interest rate on the 1994 Bonds is 2.25% from September 1, 2004 through August 31, 2005. On September 1, 2005, the 1994 Bonds will be subject to mandatory redemption or mandatory purchase in lieu of redemption, and KCP&L will determine the method of determining interest on the bonds in accordance with the terms and conditions of the Indenture of Trust dated as of February 1, 1994, by and between LaCygne and the trustee.

The interest rate on the 1998C Bonds is 2.38% from September 1, 2004 through August 31, 2005. On September 1, 2005, the 1998C Bonds will be subject to mandatory redemption or mandatory purchase in lieu of redemption, and KCP&L will determine the method of determining interest on the bonds in accordance with the terms and conditions of the Indenture of Trust dated as of August 1, 1998, as amended effective September 2, 2003, by and between Burlington and the trustee.

5.	Date of issue, renewal or guaranty of each security:

The 1993 Bonds, 1994 Bonds and 1998C Bonds were remarketed on September 1, 2004.

6.	If renewal of security, give date of original issue:

The 1993 Bonds, 1994 Bonds and 1998C Bonds were originally issued on October 14, 1993, February 23, 1994 and August 11, 1998, respectively.

7.	Date of maturity of each security:

The 1993 Bonds and 1998C Bonds mature, subject to prior redemption, on January 2, 2012, and October 1, 2017, respectively. $13,982,000 of the Series 1994 Bonds mature on March 1, 2015, and $21,940,000 mature on March 1, 2018, in each case subject to prior redemption.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The bonds were remarketed by J. P. Morgan Securities, Inc., BNY Capital Markets, Inc., Banc of America Securities LLC and PNC Capital Markets, Inc.

9.	Collateral given with each security:

KCP&L issued its $12,366,000 principal amount mortgage bond, Series 1993, as security for the repayment of obligations under the loan agreement with the Authority.

KCP&L issued its $35,922,000 principal amount mortgage bond, Series 1994, as security for the repayment of obligations under the sublease dated as of February 1, 1994. LaCygne has assigned to the indenture trustee all of its rights under the sublease. KCP&L is required under the sublease to make payments of subrentals in amounts that are sufficient to pay when due the principal and premium, if any, and interest on the 1994 Bonds.

Burlington has assigned to the indenture trustee all of its rights under the sublease dated as of August 1, 1998. KCPL is required under the sublease to make payments of subrentals in amounts that are sufficient to pay when due the principal and premium, if any, and interest on the 1998C Bonds, among others.

10.	Consideration given for each security:

The bonds were remarketed at 100% of principal amount.

11.	Application of proceeds of each security:

All proceeds of the remarketings were used to purchase the 1993 Bonds, 1994 Bonds and 1998C Bonds in lieu of redemption. The issue and sale of the securities are solely for the purpose of financing the existing business of KCPL.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a) the provisions contained in the first sentence of Section 6(b) [ ]
b) the provisions contained in the fourth sentence of Section 6(b) [ ]
c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(a).

Kansas City Power & Light Company

By: /s/Andrea F. Bielsker
Andrea F. Bielsker
Senior Vice President - Finance,
Chief Financial Officer and Treasurer

Dated: September 2, 2004.